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By EDGAR and Fax
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions	June 28, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	Acorn International, Inc. Schedule TO-T filed by Bireme Limited, Robert W. Roche, Don Dongjie Yang and Ritsuko Hattori-Roche Filed June 3, 2011 File No. 05-83555

Schedule 13D filed Don Dongjie Yang and D.Y. Capital, Inc. Filed June 3, 2011 File No. 05-83555

Amendment No. 3 to Schedule 13D filed by Robert W. Roche, et al. Filed June 3, 2011 File No. 05-83555
Dear Ms. Campbell:
On behalf of Bireme Limited (the “Purchaser” and, together with Robert W. Roche, Don Dongjie Yang and Ritsuko Hattori-Roche, the “Bidders”), we are responding to the comments contained in your letter dated June 23, 2011. For your convenience, your comments are repeated below, with the applicable response set forth immediately following each comment.
We have enclosed with this letter a copy of Amendment No. 2 to the Schedule TO-T/A, which was filed on June 28, 2011 (“Amendment No. 2”). As described below, Amendment No. 2 contains revisions designed to address certain of your comments.

Schedule TO General
General
1.	We note your response to prior comment 1 and disagree. You have not provided sufficient analysis of the factors cross-referenced in our prior comment. For example, absent the financing provided by the trust, it is not apparent that the offer could have proceeded. Further, the security interest in 88% of the shares of Bireme, as noted in the Pledge Agreement, gives the trust control over the shares of Bireme in the event of a default on the loan. Revise to add the trust as a co-bidder, provide the requisite disclosures and please ensure the trust signs the Schedule TO.
We respectfully disagree that the Robert W. Roche 2009 Declaration of Trust (the “Trust”) should be added as a co-bidder. Section II.D.2 of the “Current Issues and Rulemaking Projects” outline dated November 14, 2000, provides that control of the purchaser through share ownership does not mean that the controlling entity is viewed as a bidder. Rather, the focus is on the control person’s role in the tender offer. Moreover, bidder status is a question that is determined by the particular facts and circumstances of each transaction.
Considering Section II.D.2’s guidelines, the Purchaser maintains that the Trust neither played a significant role in initiating, structuring and negotiating the Offer nor controls the terms of the Offer or any of the Offer’s Bidders. Although the Trust is a passive lender with a security interest in the Purchaser, the terms of the financing do not give the Trust the power to vote the shares over which it has a security interest. This is similar to the role played by a commercial banking entity acting as a lender, which we posit would not be deemed a bidder. The Trust did not form the Purchaser nor cause it to be formed. As noted previously, the Trust merely acts as a passive source of funding and lacks the contractual right and the practical ability to act independently to influence the terms of the Offer, the voting or disposition of the shares purchased in the Offer, or the strategic direction of Acorn International, Inc. (“Acorn”) after completion of the Offer. As Mr. Roche is the sole trustee of the Trust and has control over all decisions regarding the investment, management and distribution of trust assets, even in the event of a default under the loan, control of Bireme will ultimately lie with Mr. Roche, a named Bidder. Thus, in consideration of the factors listed under Section II.D.2, the Purchaser maintains the Trust is not a bidder.
2.	We note your response to prior comment 2. Your response makes a number of assumptions regarding the overall participation rate in the offer. The basis for these assumptions is unclear. Moreover, the assumptions do not remove the possibility that there is a reasonable likelihood the ADSs could be subject to delisting. Further, given that the parties do not intend to produce a going private effect, it is not apparent why the parties have not included as a condition to the offer, a condition that a delisting not result or be reasonably likely to result. We reissue prior comment 2.
The Purchaser believes it is extremely unlikely that Acorn will be delisted from the New York Stock Exchange (“NYSE”) as a result of the Offer. The Offer, even if it was fulfilled solely by the tender of ADSs (of which there were 15,806,246 outstanding as of April 13, 2011), a highly unlikely scenario, as opposed to a mix of ADSs and Ordinary Shares, would result in a reduction of 6,666,667 ADSs outstanding. This is a reduction of 42% of the total number of ADSs outstanding. Thus, if the Offer is consummated, the number of ADSs outstanding would clearly remain above the 600,000 threshold for delisting. As noted in our previous response, the average monthly trading volume for the ADSs for the 12 months immediately prior to the Offer was 871,608 ADSs. Accordingly, with a worst-case scenario of a 42% reduction in the number of ADSs outstanding, the ensuing reduction in trading volume is highly unlikely to fall below the 100,000 threshold for delisting. It would take an 89% reduction in trading volume to fall below this threshold. Finally, as noted in our previous response, prior to the Offer, there were approximately 2,800 holders of ADSs. In order for the Offer to result in delisting, which would require the number of holders to fall below 400 holders, there would have to be a 86% decrease in the number of holders. As the Purchasers’ offer can only consume 42% of the total number of ADS outstanding, the likelihood of falling below the 400 holder requirement is very unlikely. In consideration of the foregoing, the Purchaser does not believe there is a reasonable likelihood of delisting, and accordingly, does not believe a condition that delisting not result is warranted.
3.	Absent revisions to the offer conditions, we reissue prior comment 3.
In order to address your concerns, the Purchaser in its initial response added disclosure to the effect that the initiatives and growth strategies contemplated by the Bidders and entities that are affiliated with the Bidders will be executed as a public company.
4.	We reissue prior comment 4. The absence of a financing condition is not dispositive of the issue of whether financial statements are required. In this regard, it would appear that information regarding all named bidders, including bidders added in response to comment 1, is material information to shareholders who are deciding on whether to tender.
Under Section E.2.a of the final rule release for Regulation M-A entitled, “Final Rule: Regulation of Takeovers and Security Holder Communications,” Release No. 33-7607 (Nov. 3, 1998) (the “Release”), the SEC provides that a significant consideration in determining whether financial statements need to be disclosed is whether the tender offer is all cash and subject to a financing condition. The Purchaser’s Offer is all cash and thus not conditioned on financing.
Moreover, the Release points out that regardless of the level of financial information disclosed to security holders, it is the bidder’s ability to pay for the securities in the tender offer that is material. The Bidders, in their first response, provided proof of their ability to fund the purchase of 20,000,000 Ordinary Shares in the form of a bank statement from J.P. Morgan International Bank Limited indicating that the Purchaser has sufficient funds available in its bank account. The Offer is capped at a maximum of 20,000,000 Ordinary Shares and thus no funds beyond what is required to purchase these will be necessary. Thus, the Purchaser has sufficient funds to consummate the transaction, which is of primary importance to shareholders as they decide whether to tender.
We also note that the Purchaser is a newly formed entity that has not engaged in any activities other than those incidental to its formation and the preparation of this Offer, and accordingly, its financial statements would simply show an opening cash balance. Considering that the Purchaser has no historical financial performance and no liabilities from prior activities, furnishing audited or unaudited financial statements would not in any meaningful way provide additional information to shareholders. In fact, requiring the Bidders to prepare such statements would not be beneficial to shareholders. Instead, the significant delay that would result in preparing financial statements would delay receipt of funds. As such, we respectfully decline to provide financial statements for all named Bidders.
5.	As done in your response letter, revise to disclose that the bidders and purchaser have no plans for Acorn to implement any new transactions after the offer with Acorn Information, Acorn Trade or any other entity controlled by the Roches or Messrs. Yang and He.
In order to address your concerns, the Purchaser has added disclosure to the effect that the Bidders currently have no plans for Acorn to implement any new transactions after the Offer with Acorn Information, Acorn Trade or any other entity controlled by Mr. Roche and Ms. Hattori-Roche or Messrs. Yang and He other than as described in the Offer to Purchase.
6.	We note your response to our prior comment. Refer to the recitals in the Agreement Regarding Sources and Uses of Funds dated May 24, 2011. Reconcile your response regarding the time of the filing of the amendment to Schedule 13D with what appears to have been a specific plan to initiate a tender offer at least as of May 24, 2011. We may have further comment.
The recitals of the Agreement Regarding Sources and Uses of Funds dated May 24, 2011, provide that on May 19, 2011, Mr. Yang borrowed $3,920,000 from Ms. Hattori-Roche, that he contributed $1,000,000 of additional funds and that in exchange for these contributions he received 1,230 of Bireme’s shares. Mr. Yang’s decision to purchase a 12.3% ownership in Bireme, while ultimately critical to his participation in a tender offer with Bireme as the Purchaser, is not indicative of a commitment to participate is such potential offer. As described in the initial response, the Bidders began considering a possible tender offer in April 2011. A final determination to proceed with the Offer was not made until immediately prior to the commencement of the Offer. In fact, as shown by the J.P. Morgan bank account statements previously provided, the $39,000,000 used to fund the Offer was deposited on the date of the Offer’s commencement.
As no decision to proceed had been made, an earlier Schedule 13D amendment was not required. Any announcement at the time would have been premature and would have confused and mislead investors.
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The Bidders have authorized us to advise you of their acknowledgement that:
•	they are responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect of the filings; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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If we may be of further assistance, please do not hesitate to call me at (212) 878-8076.
Very truly yours,

/s/ ROBERT MASELLA
Robert Masella
cc: John A. Healy